Exhibit 20(a)

                                             October 20, 1995

                                   (Press)
                                   Guy Esnouf (610) 454-5048

                                   (Analyst)
                                   Arvind K. Sood (610) 454-3851


Collegeville, Pa. and Paris, France--October 20, 1995--Rhone-
Poulenc Rorer Inc. (NYSE:RPR) announced today that it had bought or received acceptances for a total of 67.2% of the issued ordinary shares of Fisons plc.

As a result, Rhone-Poulenc Rorer has declared that its Final Offer is now unconditional in all respects, which means that it is committed to purchasing the shares tendered by Fisons shareholders. Rhone-Poulenc Rorer also announced that its Final Offer remains open for acceptances until further notice, which means that any Fisons shareholders who have not yet accepted will continue to be able to do so.

"This event is an important milestone for Rhone-Poulenc Rorer," said Robert Cawthorn, Chairman of Rhone-Poulenc Rorer. "There are significant opportunities within the asthma/allergy field. We believe that the combination of Fisons' franchise with our asthma and allergy products and pipeline will accelerate our growth into a leadership position in one of our key therapeutic areas."

Michel de Rosen, President and Chief Executive Officer of Rhone-Poulenc Rorer, said, "We are looking forward to welcoming Fisons' employees into the Rhone-Poulenc Rorer organization and to starting the integration process. Together the two companies will be a major force in the rapidly growing asthma/allergy market. We are delighted to have taken this measure which represents an important step in RPR's strategy to enhance shareholder value through innovation and leadership in key therapeutic areas."


                              ####

Notes:

This offer is not being made directly or indirectly in the United States, Canada, Australia or Japan, and as a consequence, no offer document will be distributed in or into these countries.

Rhone-Poulenc Rorer Inc. is a global pharmaceutical company dedicated to the discovery, development, manufacture and marketing of innovative human pharmaceuticals. The Company reported sales of $4.5 billion and invested more than $600 million in research and development in 1994.